December 15, 2022

Mr. Michael Rosenberg

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rule 485(a) Filing for Calvert Management Series (the “Registrant”) on behalf of

Calvert Emerging Markets Focused Growth Fund (the “Fund”)

Post-Effective Amendment No. 120 (1933 Act File No. 002-69565)

Amendment No. 120 (1940 Act File No. 811-03101) (the “Filing”)

Dear Mr. Rosenberg:

This letter responds to the comments you provided telephonically to the undersigned on November 16, 2022 with respect to the Filing.

Below we have summarized your comments to the best of our understanding and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment filing to the Fund’s registration statement to be made pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Filing.

1.	In the Fund Summary, please more clearly explain and/or summarize the “Calvert Principles for Responsible Investment,” how the principles define “ESG,” and the Fund’s specific ESG areas of focus.

Response: As noted in the “Fund Summary – Principal Investment Strategies, Responsible Investing,” the Calvert Principles for Responsible Investment (the “Principles”) are “a framework for considering ESG factors.” The disclosure notes that a copy of the Principles is included as an appendix to the Fund’s prospectus. Appendix A to the prospectus includes disclosure regarding how “ESG” is defined for the Fund, along with a discussion of the Fund’s specific ESG areas of focus.

In response to this comment, the Fund will revise its disclosure under “Fund Summary – Principal Investment Strategies, Responsible Investing” as follows:

Responsible Investing. The portfolio manager seeks to invest in companies that manage environmental, social and governance (“ESG”) risk exposures adequately and that are not exposed to excessive ESG risk through their principal business activities. Companies are analyzed by the investment adviser’s ESG analysts utilizing The Calvert Principles for Responsible Investment (“Principles”), a framework for considering ESG factors (a copy of which is included as an appendix to the Fund’s Prospectus). Each company is evaluated relative to an appropriate peer group based on material ESG factors as determined by the investment adviser. Pursuant to the Principles, the investment adviser seeks to identify companies and other issuers that operate in a manner that is consistent with or promotes environmental sustainability and resource efficiency, equitable societies and respect for human rights, and accountable governance and transparency. The Fund generally invests in issuers that are believed by the investment adviser to operate in accordance with the Principles and may also invest in issuers that the investment adviser believes are likely to operate in accordance with the Principles pending the investment adviser’s engagement activity with such issuer.

2.	Please disclose whether the Fund’s strategy intends to operate to exclude “bad” ESG companies or issuers (i.e., alcohol, tobacco, fossil fuels), include “good” ESG companies, or use a combination of both. The disclosure should be specific on the factors applied by any inclusionary or exclusionary screen, including any quantitative thresholds (e.g., revenue) or qualitative factors used to determine a company’s industry classification or whether a company is engaged in a particular activity.

Calvert Emerging Markets Focused Growth Fund

December 15, 2022

Response: The Fund’s strategy does not employ negative or positive screens; rather as disclosed in “Investment Objective & Principal Policies and Risks—About Responsible Investing—Investment Selection Process”:

“Each issuer is evaluated relative to an appropriate peer group based on financially material ESG factors as determined by CRM. CRM’s evaluation of a particular security’s responsible investing characteristics generally involves both quantitative and qualitative analysis. In assessing investments, CRM generally focuses on the ESG factors relevant to the issuer’s operations, and an issuer may be acceptable for investment based primarily on such assessment. Securities may be deemed suitable for investment even if the issuer does not operate in accordance with all elements of the Fund’s responsible investing criteria. The Fund may also invest in issuers that CRM believes are likely to operate in accordance with the Principles pending CRM’s engagement activity with such issuer. In assessing issuers for which quantitative data is limited, subjective judgments may serve as the primary basis for CRM’s evaluation.”

In addition, as described in Appendix A to the Fund’s Prospectus, through the application of the Principles, Calvert could have no or limited exposure to issuers that:

•	Demonstrate poor management of environmental risks or contribute significantly to local or global environmental problems.
•	Demonstrate a pattern of employing forced, compulsory or child labor.
•	Exhibit a pattern and practice directly or through the company’s supply chain of human rights violations or are complicit in human rights violations committed by governments or security forces, including those that are under U.S. or international sanction for human rights abuses.
•	Exhibit a pattern and practice of violating the rights and protections of Indigenous Peoples.
•	Demonstrate poor governance or engage in harmful or unethical practices.
•	Manufacture tobacco products.
•	Have significant and direct involvement in the manufacture of alcoholic beverages without taking significant steps to reduce the harmful impact of these products.
•	Have significant and direct involvement in gambling or gaming operations without taking significant steps to reduce the harmful impact of these businesses.
•	Have significant and direct involvement in the manufacture of civilian handguns and/or automatic weapons marketed to civilians.
•	Have significant and direct involvement in the manufacture of military weapons that violate international humanitarian law, including cluster bombs, landmines, biochemical weapons, nuclear weapons, blinding laser weapons, or incendiary weapons.
•	Use animals in product testing without countervailing social benefits such as the development of medical treatments to ease human suffering and disease.

3.	Please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for its portfolio companies. Alternatively, please explain in correspondence why the Fund believes such disclosure is not required.

Response: The Fund notes that “Investment Objective & Principal Policies and Risks – About Responsible Investing – Proxy Voting” states that, “[a]s a shareholder of the companies in its portfolio, the Fund typically has an opportunity each year to express its views on issues of corporate governance and sustainability at annual stockholder meetings. CRM votes proxies consistent with CRM’s Proxy Voting Policies and Procedures attached to the SAI.” As such, the Fund does not believe that changes its disclosure are needed in response to this comment.

4.	Under “Fund Summary – Principal Investment Strategies, Responsible Investing,” the disclosure states that, “The portfolio manager seeks to invest in companies that manage environmental, social and governance (‘ESG’) risk exposures adequately and that are not exposed to excessive ESG risk through their principal business activities.” Please elaborate on what is meant by “[managing] ESG risk exposures adequately” and how “excessive ESG risk” is determined.

Calvert Emerging Markets Focused Growth Fund

December 15, 2022

Response: A company’s management of ESG risk is evaluated through the application of the Principles. As disclosed under “Fund Summary – Principal Investment Strategies, Responsible Investing, pursuant to the Principles, “[e]ach company is evaluated relative to an appropriate peer group based on material ESG factors as determined by the investment adviser.” The Fund believes that its disclosure adequately describes its investment process and respectfully declines to make any changes in response to this comment.

5.    Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.  Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized.  See ADI 2019-08-Improving Principal Risk Disclosure.

Response: The Fund believes it has prioritized risks most likely to adversely affect the Fund’s net asset value, yield and total return in a manner that is appropriate.

6.    Please elaborate on the risks relating to emerging and frontier markets.  Specifically, please disclose the following:

a.     Companies in emerging and frontier markets may not be subject to the same accounting, auditing, and financial recording standards and practices as U.S. or developed market countries.

b.     Companies may also be located in countries where the universe of eligible investments is impacted by U.S. sanctions.

c.     Economic or political instability may cause larger price changes in emerging or frontier market securities than securities of issuers based in more developed countries.

d.     The smaller size and lower levels of liquidity in emerging markets as well as other social, economic, regulatory and political factors contribute to greater volatility.

Response: The Fund believes that its Emerging Markets Investments risks discusses in sufficient detail the risks relating to investing in emerging markets and frontier markets. In particular, the Fund notes that Emerging Markets Investments under “Investment Objective & Principal Policies and Risks” states the following (emphasis added):

Emerging Markets Investments. The risks of foreign investments can be more significant in emerging markets. An emerging market country is any country determined by the investment adviser to have an emerging market economy, considering factors such as the country’s political and economic stability, and the development of its financial and capital markets. Emerging markets may offer higher potential for gains and losses than investments in the developed markets of the world. Political and economic structures in emerging market countries generally lack the social, political and economic stability of developed countries, which may affect the value of the Fund’s investments in these countries and also the ability of the Fund to access markets in such countries. Securities markets within emerging market countries may experience low or non-existent trading volume, resulting in a lack of liquidity and increased volatility in prices for such securities, as compared to securities of comparable issuers in more developed capital markets. Governmental actions can have a significant effect on the economic conditions in emerging market countries, which also may adversely affect the value and liquidity of the Fund’s investments. In particular, trade disputes may result in governmental actions that could have an adverse effect on investments in emerging market countries, including but not limited to restrictions on investments in, or required divestment of, particular issuers or industries. Such actions may effectively restrict or eliminate the Fund's ability to purchase or sell investments in emerging market countries, and thus may make them less liquid or more difficult to value, or may force the Fund to sell or otherwise dispose of such investments at inopportune times or prices. There may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those to which U.S. companies are subject. The laws of emerging market countries relating to the limited liability of corporate shareholders, fiduciary duties of officers and directors, and bankruptcy of state enterprises are generally less developed than or different from such laws in the United States. It may be more difficult to make a claim or obtain a judgment in the courts of these countries than it is in the United States. In addition, due to jurisdictional limitations, U.S. authorities (e.g., SEC and the U.S. Department of Justice) may be limited in their ability to enforce regulatory or legal obligations in emerging market countries. The possibility of fraud, negligence, undue influence being exerted by an issuer or refusal to recognize ownership exists in some emerging markets. The prices at which investments may be acquired may be affected by trading by persons with information that is not publicly available and by securities transactions by brokers in anticipation of transactions in particular securities. Disruptions due to work stoppages and trading improprieties in foreign securities markets have caused such markets to close. If extended closings were to occur in stock markets where the Fund is heavily invested, the Fund’s ability to redeem Fund shares could become impaired. In such circumstances, the Fund may have to sell more liquid securities than it would otherwise choose to sell. Emerging market securities are also subject to speculative trading, which contributes to their volatility.

Calvert Emerging Markets Focused Growth Fund

December 15, 2022

Furthermore, the Fund notes that the Foreign Investment Risk disclosure under “Fund Summary – Principal Risks” and “Investment Objective & Principal Policies and Risks” currently includes disclosure regarding sanctions by the United States and will be updated as follows:

“Foreign investments can be adversely affected by political, economic and market developments abroad, including the imposition of economic and other sanctions by the United States or another country against a particular country or countries, organizations, entities and/or individuals.”

7.    If the Fund will invest significantly in companies that use the variable interest entity (“VIE”) structure, please include the risks associated with that structure.

Response: The Fund believes that its disclosure regarding VIEs included under “Investment Objective & Principal Policies and Risks” sufficiently addresses the risks associated with investing in VIEs.

8.    Participation Note Risk is included under “Fund Summary – Principal Risks”. Please confirm whether participation notes are part of the Fund’s principal investment strategy, and, if so, revise the disclosure in the section titled “Principal Investment Strategies” accordingly. Otherwise, please move this discussion to the Statement of Additional Information (“SAI”).

The Fund notes that the seventh paragraph in the section titled “Principal Investment Strategies” will be revised as follows:

The Fund may, but it is not required to, use derivative instruments for a variety of purposes, including hedging, risk management or portfolio management. The Fund’s use of derivatives may involve the purchase and sale of derivative instruments such as options, futures, swaps, contracts for difference (“CFDs”), structured investments and other related instruments and techniques. The Fund may utilize foreign currency forward exchange contracts, which are also derivatives, in connection with its investments in foreign securities. Derivative instruments used by the Fund will be counted toward the Fund’s 80% policy discussed above to the extent they have economic characteristics similar to the securities included within that policy. The Fund may lend securities. The Fund may also seek to gain exposure to common stocks through the use of equity-linked securities (such as participation notes (“p-notes”)). The Fund expects to use p-notes to invest indirectly in certain stocks that trade in a market that restricts foreign investors, such as the Fund, from investing directly in the market.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8157.

Very truly yours,

/s/ Stephanie Rosander

Stephanie Rosander